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                                                                      Exhibit 21


                              [CELTRIX LETTERHEAD]
NEWS RELEASE



                              CONTACT:        David M. Rosen, Ph.D.
                                              Senior Vice President,
                                              Research and Development
                                              (408) 988-2500


                 CELTRIX'S SOMATOKINE(R) DEMONSTRATES POTENTIAL
                        TO TREAT PROTEIN WASTING DISEASES

               PRELIMINARY RESULTS OF PHASE II SEVERE BURNS TRIAL

        SANTA CLARA, CA -- June 15, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) today announced that preliminary data from an ongoing Phase II feasibility study in burn patients provide evidence supporting the use of SomatoKine(R), the company's novel IGF-BP3 complex, to treat the degradation of muscle tissue ("protein wasting") that is associated with severe trauma including burn injury, or chronic illness including cancer, AIDS, and advanced kidney failure.

        "The data obtained from the treatment of six severely burned adults with SomatoKine suggest substantial improvement in restoring the balance between protein synthesis and degradation, a prerequisite for accelerated wound healing and reduced hospital stay," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "These are the first human data to demonstrate the efficacy of SomatoKine in the treatment of serious medical conditions associated with muscle and weight loss."

        In burn patients, the balance between protein synthesis and degradation is shifted towards degradation, leading to muscle and weight loss which in turn leads to delayed wound healing and increases in infectious complications and mortality.

        Investigator David N. Herndon, M.D. and his colleagues at the University of Texas Medical Branch in Galveston assessed the effect of intravenous administration of SomatoKine at two dose levels (2 and 4 mg/kg) on attenuating protein degradation in six severely burned adults. The investigators employed an amino acid tracer exchange technique across muscle tissue, which allowed the assessment of skeletal muscle protein synthesis and degradation. "SomatoKine treatment resulted in a 58% improvement, compared to control, at the 2 mg/kg dose, and 34% at the 4 mg/kg dose," commented Dr. Herndon. "Based on these results, we are encouraged that SomatoKine may be effective in attenuating the protein wasting response to burns, and holds promise to prevent the severe weight loss that occurs in these patients."

        This Phase II feasibility study, which is evaluating a variety of parameters important to the treatment of severe burns, is continuing in additional patients and at other dosage levels. Celtrix expects to complete its final patient follow-up and data analysis in the fourth quarter of 1998. The results will guide the design of a pivotal Phase III trial in burn patients expected to begin in 1999.

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"Celtrix's SomatoKine(R) Demonstrates Potential to Treat Protein Wasting
Diseases" Page 2



        "The diseases associated with protein wasting, such as cancer cachexia, AIDS wasting, severe trauma, and advanced kidney failure, offer major opportunities for future SomatoKine development," commented Dr. Sommer. "Celtrix is actively seeking corporate collaborations for further clinical evaluation and development in these areas."

THE SOMATOKINE COMPLEX

        SomatoKine is the recombinant equivalent of the natural complex formed by the anabolic hormone insulin-like growth factor-I (IGF-I) and its major binding protein (BP3). IGF-I is an important anabolic hormone responsible for a broad range of metabolic processes in the body. When people age, suffer chronic disease or experience serious trauma, levels of IGF-I in their blood are substantially reduced, resulting in a broad range of deleterious effects (e.g., destructive metabolic processes, compromised immune systems, poor nutritional efficiency) that slow healing and impede recovery. Celtrix is clinically evaluating the ability of SomatoKine to overcome these problems and thereby improve patients' health, increase their quality of life and reduce their hospital costs.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly, and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis, and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliance with Celtrix, Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

        This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the continuation of the same observations in future clinical trials involving SomatoKine for the treatment of severe burns and other diseases associated with protein wasting, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                      -end-